

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 13, 2011

<u>Via U.S. Mail and Facsimile</u>

Martin S. Smiley
Chief Financial Officer and General Counsel
mPhase Technologies, Inc.
587 Connecticut Avenue
Norwalk, CT 06854-1711

> **Re: mPhase Technologies, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Correspondence dated March 8, 2011**
> **File No. 000-30202**

Dear Mr. Smiley:

We have limited our review of your filing to those issues we have addressed in our comments. We are unable to provide you any comfort regarding the accuracy of the analyses or conclusions you provided in response to our comments, including your response to prior comment 2. Refer to your acknowledgements that accompany your responses to our comment letters as mentioned at the end of this letter. If you intend to continue to facilitate reliance on the tacking provisions of Rule 144(d)(2) in connection with the JMJ transactions or transactions that are similar to the structure of either the pre or post March 24, 2011 JMJ transactions, we urge you to first seek guidance from the Division of Corporation Finance's Office of Chief Counsel.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with any response you provide to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Gabriel Eckstein at (202) 551-3286 or me at (202) 551-3617 if you have any questions.

Sincerely,

Russell Mancuso
Branch Chief